Divinia Water, Inc.

DIVINIA

ANNUAL REPORT

149 Chestnut St.
Idaho Falls, ID 83402
(208) 541-0278
diviniawater.com

This Annual Report is dated April 30, 2021.

BUSINESS

Description of Business

Divinia Water is a purified, bottled water company. Divinia is free from toxic pollutants and chemicals, making it what we believe to be the healthiest option for consumers. Bottled in recyclable glass bottles with clean lines and timeless packaging, Divinia is, in our opinion, easily recognized as an exceptionally unique product.

Sales, Distribution, & Customer Base

Sales

As of Ql 2018, Divinia maintains diverse revenue streams through three different avenues. First is direct-to-consumer sales, made via Divinia's e-commerce store (diviniawater.com), Amazon, and local deliveries; consumers are either private individuals, stores, or private doctor practices. Second route is retail sales through outlets/grocery stores located in Idaho and Wyoming. Third stream is from sales to distributor and authorized resellers, with business in Hawaii and Southern California.

Distribution

Divinia is planning a simple but unique distribution plan. Expansion into cities is contingent upon the raising further capital and establishment of hubs owned and operated by Divinia. Each Divinia hub will service distribution within a 300 mile radius. These hubs are planned to be pre-fabricated and, once complete, will be shipped to the new warehouse location; approximate set-up of anew hub is believed to take 3 days to 1 week.

In the future, we anticipate distribution channels will be established through relationships with regional brokers/wholesalers who will update the company on demands and trends for each market. Distribution will be made with restaurants, high-end resorts, gyms, exercise studios, specialty stores, etc. We will have the capabilities to ship/deliver to our customers directly or through brokers. Direct shipment helps reduce last mile costs, which are often associated with approximately 28% of the total transportation charges. Direct delivery helps customers save in storage/warehouse costs as we can plan for just-in-time delivery of inventory.

Customers

According to a 2013 article in Foodnavigator-USA.com, natural and organic foods sales rose "... $81.3 billion in 2012, up 13.5% from the year before. But two small 'power shopper' groups, together comprising 18% of consumers, account for almost half of all sales of natural/organic products, according to a recent study by Information Resources Inc. and SPINS. This leaves 82% of consumers who still haven't reached their buying potential in this fast-growing CPG segment." SPINS and IRI surveyed 5,000 consumers for the study and found that two of the seven segments, dubbed True Believers and Enlightened Environmentalists, comprise 46% of all natural/organic product sales.

We believe Divinia is the ideal brand for consumers who seek natural foods, clean ingredients, high standards, and transparent operations. Below are the target customer groups:

- *True Believers* - These shoppers are passionate about staying fit and healthy. They are focused on trying new things, serving as strong role models for their children, and are strong believers in the benefits of natural/organic products. True Believers enjoy a median income of $65,000, have an average age of 40, attended college and, in some cases, embarked on post-graduate studies.

- *Enlightened Environmentalists* - This segment is passionate about the environment and making good choices to support it. These shoppers are making a real effort to make healthier choices and will go out of their way to shop at stores that carry natural/organic products. Enlightened Environmentalists are older than True Believers, averaging 63 years old, attended graduate school and have a median income of $57,000.
- *Healthy Realists* - Being healthy and fit and making exercise a priority is important to these shoppers. They are often the first among their friends to try something new, but can have difficulty deciding whether to buy healthy or traditional products. Their average age is 39; they have attended college and earn a median income of $65,000

Customer Needs

According to a study conducted by IRI and **SPINS,** True Believers and Enlightened Environmentalists (who make up 46% of natural/organic food sales) are willing to pay more for beverages that are organic, all natural, non-GMO, eco-friendly, and fair trade; Healthy Realists will pay more for all natural foods. Additionally, all three types of consumers look for beverages made with all natural ingredients and taste best.

Divinia meets the needs of all three types of main consumers. The functional hydrating qualities of Divinia (without ingredients or additives), the purity of water (free from toxic pollutants or chemicals), and award-winning taste (silver medal at Berkeley Springs) make Divinia an easy purchase for all three targeted consumer groups.

The beverage industry is growing more and more diverse. Bottle waters promise new levels of hydration from alkaline water to ocean water, appealing to the 83% of consumers who want a functional benefit in their water according to Beverage World. Mintel reports that although price is a factor for 62% of consumers, over half of them(53%) prefer to drink premium bottled waters. Furthermore, 39% of consumers indicate that premium water is worth the cost. According to Beverage Industry, purchases for the home are made at grocery stores (34%), convenience stores (29.5%), and warehouse clubs/supercenters (19%).

Direct Competitors

Bottled water is a highly competitive, saturated category within the beverage industry. The majority of bottled water in the United States is made up of small companies (10 employees or less) who generate less than $10 million in annual sales. In 2017 private labeled brands dominate the category amassing over $2.5 billion in sales collectively, up 5.8% from the previous year. However, brands owned by PepsiCo and Coca Cola are key competitors in the landscape with about $1 billion dollars in sales for Dasani (-1.2%) and Aquafina (+2.4%), each. Nestle Pure Life and and Glaceau SmartWater come in at fourth and fifth place with $908 million (+1.9%) and $828 million (-3.2%) respectively, all according to Information Resources, Inc. in respect to PET/bottled water sales in supermarkets, drug stores, convenience stores, mass merchandise, etc.

Indirect Competitors

With consumers looking for functionality in their drinks, some are moving outside of bottled water and into ready-to-drink tea and sport beverages. According to a study by the International Bottled Water Association "...bottled water added more gallons to its per-person consumption rate in ten years than either ready-to-drink tea or sports beverages reached by the end of that period," with about 5 gallons per American in 2015.

Information Resources, Inc. lists the best-selling brands of energy drinks (dollar sales in millions)for 2017, with percentage change from the prior year in parentheses, as: 1. Red Bull, $2,929.9 (-1.1%); 2.

Monster Energy, $1,570.4 (+3.7%); 3. Red Bull SugarFree, $733.9 (+6.3%); 4. Monster Energy Zero, $560.9 (+18.2%); 5. NOS, $411.0 (-0.9%).

Top-selling brands of **RTD** teas in 2018 (sales in millions), with change from the previous year in **parentheses: 1. Lipton Pure Leaf, $720.5 (+8.2%); 2. Arizona, $584.4 (-8.1**%); **3. Gold Peak, $396.3 (-+8.8%); 4. Lipton Brisk, $370.2 (+8.5%); 5. Lipton, $287.8 (-7.3%).**

Risk Factors

These are the principal risks that related to the company and its business:

- **The Company's value is heavily dependent on its intellectual property.** One of the Company's most valuable assets is its intellectual property. We currently hold a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our in-house R&D and trade secrets. The Company does require employees and possible partners to sign Non-Disclosure Agreements to mitigatethe risk of leaked information. The Company intends to continue in the practice of obtaining signed NDAs from outside parties that are privy to such technical and protected information.
- **Investments in small businesses and start-up companies are often risky.** The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the companycould face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.
- **The Company may need additional capital, which may not be available.** The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or dueto its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when theyare due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer services similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes itis well-positioned to be the market leader in its industry, the

emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

- **The Company's growth relies on market acceptance.** While the Company believesthat there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/ services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

- **The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.** The Company may not have the internal control infrastructure that would meet the standards of a publicly-held company, including the requirements of the Sarbanes Oxley Act of2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies ormaterial weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliancecould be substantial and could have a material adverse effect on the Company'sresults of operations.

- **Forward Looking Statements.** The information available to Investors may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts. Forward looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance in connection with discussions of future operating or financialperformance. Examples of forward-looking statements include, but are not limited to, statements regarding: (i) the adequacy of a Company's funding to meet its future needs, (ii) the revenue and expenses expected over the life of the Company, (iii) the market for a company's goods or services, or (iv) other similarmatters. Each Company's forward-looking statements are based on management's current expectations and assumptions regarding the Company's business and performance, the economy and other future conditions and forecasts of future events, circumstances and results. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. The Company's actual results may vary materiallyfrom those expressed or implied in its forward-looking statements. Important factors that could cause the Company's actual results to differ materially from those in its forward-looking statements include government regulation, economic, strategic, political and social conditions and the following factors: changes in consumer behavior; recent and future changes in technology, services and standards; changes in the plans, initiatives and strategies of the third parties that are necessary or important to the Company's success; changes in a Company's plans, initiatives and strategies, and consumer acceptance thereof; competitive pressures, including as a result of changes in technology; the Company's ability to deal effectively with economic slowdowns or other economic or market difficulties; the failure to meet earnings expectations; changes in tax, federal communication and other laws and regulations; changes in U.S. GAAP or other applicable accounting policies; the adequacy of the Company's risk management framework; the impact of terrorist acts, hostilities,natural disasters (including extreme weather) and pandemic viruses; increased volatility or decreased liquidity in the capital markets, including any limitation on the Company's ability to access the capital markets for debt securities, refinance its outstanding indebtedness or obtain equity, debt or bank financings on acceptable terms; a disruption or failure of the Company's or its vendors' network and information systems or other technology on which the Company'sbusinesses rely; other risks and uncertainties which may or may not be specifically discussed in materials provided to Investors; and changes in foreign exchange rates and in the stability and existence of foreign currencies. Any forward-looking statement made by a Company speaks only as of the date on which it is made. Companies are under no obligation to, and generally expresslydisclaim any obligation to, update or alter their forward-looking statements, whether as a result of new information, subsequent events or otherwise. The foregoing risks do not purport to be a complete explanation of all the risks involved in acquiring equity securities in a Company. Each Investor is urged to seek its own independent legal and tax advice and read the relevant investmentdocuments before making a determination whether to invest in a Company.

- **Tax Risks.** Tax risks relating to investments in Companies can be difficult toaddress and complicated. You should consult your tax advisor for informationabout the tax consequences of purchasing equity securities of a Company.
- **Withholding and Other Taxes.** The structure of any investment in a Company may not be tax efficient for any particular Investor, and no Company guaranteesthat any particular tax result will be achieved. In addition, tax reporting requirements may be imposed on Investors under the laws of the jurisdictions inwhich Investors are liable for taxation. Investors should consult their own professional advisors with respect to the tax consequences to them of an investment in a Company under the laws of the jurisdictions in which the Investors and/or the Company are liable for taxation

Liabilities and Litigation

On June 18th, 2020 a civil lawsuit (case no. CV10-20-3463 and no. CV10-20-3449) was filed against DIVINIA Water and its managers in the state of Idaho. A TRO was issued against the Company on June 12, 2020. The Company is currently defending itself in this lawsuit and in January 2021, filed for protection under Chapter 11 subchapter V (reorganization) case no. 21-bk-40059. On April 28th, 2021 a plan of reorganization was submitted to the court which may adversely affect shareholders' rights.

Like most other companies during the COVID-19 pandemic, certain liabilities have presented themselves. In the case of this Company, employees had quit or resigned due to restrictions the Company required in order to maintain operations during the pandemic, keeping other employees and customers safe on-site. Additionally, the Company restricts access to its warehouse and offices during the pandemic.

Previous Offerings

Between 2018-07-31 and 2020-5-29, the Company sold 395,131 shares of common stock in exchange for $1.50 per share under Regulation Crowdfunding; the company sold common shares through crowdfunding on StartEngine. The crowdfunding round was ended by May 29, 2020.

2017-07-20, Regulation **D** of the Securities Act of 1933, Rule 506(b) safe harbor as amended by the Jobs Act, 200000 Common Shares. Use of proceeds: Normal operations of Divinia Water, Inc along with purchases of equipment.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND

RESULTS OF OPERATION

Operating Results - 2020 Compared to 2019

Year ended December 31. 2020. compared to the year ended December 31. 2019

Year ended December 31. 2020

Total income for 2020 was $923,990.91, which includes shipping and delivery income and unapplied cash payments. Sales for 2020 were $860,858 compared to 2019 sales of $757,449, which is over a 12% increase in income (from sales). The percent increase of the income then had a positive impact on the company's gross profit. In 2020, gross profit was $782,105 compared to 2019, gross profit of $406,072, which is a 93% increase. Net operating income (loss) decreased year over year (345,594) in 2020 from (450,649) in 2019, a $105,055 decrease with increased sales; this includes the payment of loans for equipment including an 800-gallon distiller, bottle stamper and bottling line. The upside continues into other ratios of consideration, including the margins on COGS; the cost of goods in 2020 totaled at $141,885 versus 2019 at $351,377. The decrease is due to taking advantage of economies of scale (purchasing more at once), arranging discounts with vendors and streamlining purchases; it also must be understood that the COGS in 2020 reflect hard/ material goods only, as the previous year's COGS included shipping/freight of the goods to the Company.

Year ended December 31. 2019

Sales for 2019 was $757,449; compared to $549,059 in 2018, which is over a 37.95% increase in income (from sales). The percent increase of the income then had a positive impact on the company's gross profit. In 2019, gross profit was $406,072, compared to $356,308, which is a
13.96 % in crease. Net operating income (loss) decreased year over year to (450,649) in 2019 from $(515,159) in 2018, a $64,990 decrease with increased sales; this includes the payment of loans for more equipment to improve output, with such equipment including an 800-gallon distiller, bottle stamper and bottling line. The upside continues into other ratios of consideration, including the margins on COGS; the cost of goods in 2019 settled at $351,377 versus $192,751 in 2018. Due to an increase in costs to keep up with higher demand and augmented sales, the COGS was 53.61 % in 2019, while it was 35.1% in 2018. This was also partially attributed to a change in accounting procedures to more accurately reflect COGS.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $123,905.81. The Company intends to raise additional funds through equity financing or loans.

The Company received a PPP loan of $67,100 in April 2020. Proceeds were used for personnel payroll. This was forgiven in April 2021.

The Company received a $10,000 grant for an EIDL loan application that is forgiven.

In April 2020, a private investor invested $20,000 into the Company.

The company plans to continue raising capital with a target of $5 million within the next few years with an additional goal to raise $35 million in capital. This capital raise plan is necessary to fund a build-out of production facilities and sales and marketing to distribute nationwide and expand to global markets. This is necessitated by the anticipation of the Company producing water for two (2) vodka/alcohol companies, a whiskey back product, and Ribose water co-packaging product. These opportunities were put on hold due to halted operations during the COVID-19 pandemic, which impacted human resources and logistics within these opportunities.

The continuing capital raise allows the Company to build more proprietary processors to meet additional sales needs and hire additional personnel; the Company also looks to purchase more intuitive and proficient accounting software that allows for invoicing of future orders and is made for e-commerce/retail businesses for more efficient bookkeeping. Capital fundraises will allow for increased production and sales of water for

the next 6 months as additional capital is scheduled to be raised for continuous growth. The company has not pursued other lines of credit, notes, or loans other than listed below.

As of May 29, 2020 the StartEngine crowdfunding raise had been shutdown by StartEngine without notice. The round was concluded when the raise was taken off of the StartEngine website.

As of December 11th, 2019, the Company had a note in default in the amount of $300,000 for which repayment has been requested by the creditor. Currently, the Company is in litigation over the note; see Liabilities and Litigation section.

Net Operating Loss Carryover

Valuation Allowance Net Deferred Tax Assets
2020 (345,594)

Federal and state net operating losses start to expire in 16 years. Due to a history of losses, the Company has determined that it is more likely than not that the Company will be able to utilize its net operating losses. Consequently, the Company has applied for a full valuation allowance.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits .

The Company recognizes interest and penalties related to income tax matters in income taxexpenses. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

Debt

As of December 11th, 2019 the company has an outstanding loan in default. The principal amount owed on the note in default is $300,000.00. The company is currently in litigation regarding this note; see the Liabilities and Litigation section.

A personal loan of $300,000 was given to the Company by Steven and Remy Sedlmayr. There is currently no repayment plan.

SquareUp Capital Loan

On September 9, 2019 the Company accepted a $55,000.00 working capital loan from SquareUp via Celtic Bank Corporation. The repayment was a percentage of daily credit card transaction generated by the Company's customers using the card processing services of SquareUp. The loan was paid in full on a completion date of April 8, 2020 for a total amount paid of $61,050.00

PayPal Working Capital

PayPal Working capital loan agreement with PayPl Inc via WebBank in the principal amount of $60,000.00 with a loan fee of $12,514,00, executed on September 07, 2019. The loan had minimum payment requirements every 90 days of $3,625.00 The loan in its entirety was completed and paid in full on October 9, 2020.

North Mill Loan

On January 15, 2019, the Company executed a commercial security loan agreement with Partners Capital in the amount of $125,000. $69,923,00 was applied to equipment purchase of bottling line and vapor distiller, and $55,077 for working capital. In March of 2019 Partners Capital sold the loan to NorthMill Credit and Trust to continue servicing the account. Monthly payments are $3,562.25 and as of December 31, 2020 the balance of the NorthMill loan was $93,483.22 and the Company is current on payments on this loan account. The loan matures in February 2024.

CONVERTIBLE PROMISSORY NOTES

In 2017, the Company entered a loan agreement with certain lenders in the amount of $300,000 to acquire equipment. The loan matured after 2 years on November 30, 2019 and carries an interest rate of 5%. The Company is currently in litigation over the note. See Liabilities and Litigation section.

In 2018 the Company entered into several loan agreements with certain lenders in the total amount of $61,000. These loans mature after 1 year and carry an interest rate of 8%. As of December 31, 2019, these loans have an outstanding balance of $51,000. In September 2020, the Company retained an accounting firm, Deaton and Company, to conduct an internal audit on the previous year 2019. The CPA firm adjusted the convertible notes and recommended that the be converted per the note. One lender invested $10,000 up front and which was mistaken for a convertible note; per Deaton and Company's recommendation, the lender received shares for their investment.

COMMITMENTS AND CONTINGENCIES

CIT Direct Capital

The Company signed a lease agreement with CIT Direct Capital for a Logojet and InkCups printer for a total amount of $52,710.60 to stamp bottles with Divinia branding. The 60 month agreement completes in 2023 and has monthly payments of $878.51 As of December 31, 2020 a remaining balance of payments, including interest, was $28,990.83 provided by Direct Capital. The remaining balance of payments is the amount the Company books reconcile to monthly.

In September of 2020 the Company retained the accounting firm Deaton and Company to conduct an internal audit on the previous year 2019. The CPA firm adjusted the Direct Capital account in the Company books in the amount of $13,534.28 to be more reflective of the capital lease value.

Geneva Capital

The Company signed a capital lease agreement with Geneva Capital for a Tormach CNC Milling machine for a total amount of $34,794.00. The 37 month agreement completes in 2022 and has monthly payments of $902.41 As of December 31, 2020 a remaining balance of payments, including interest, was $20,458.56 provided by Geneva Capital. The remaining balance of payments is the amount the Company books reconcile to monthly.

In September of 2020 the Company retained the accounting firm Deaton and Company to conduct an internal audit on the previous year 2019. The CPA firm adjusted the Geneva Capital account in the Company books in the amount of $3,419.66 to be more reflective of the capital lease.

Toyota Financial Service

The company is paying $1,062.64 monthly on the 2018 Toyota 4 Runner. This is a company vehicle wrapped in Divinia Water advertising and is used for promotional events as well as deliveries and company related business. The closed-end vehicle lease agreement financed $38,255.04 on October 2018 for 35 monthly payments. As of December 31 2020 there are 8 remaining payments resulting in a balance of $8,50.12. The Company is current on this lease payment agreement.

Toyota Commercial Finance

The Company has lease financed a forklift and powered pallet jack for warehouse use. This capital lease was executed through Dillon Toyota and financed by Toyota commercial Finance. Combined monthly payments are $542.87 monthly. As of December 30, 2020 Toyota Finance shows an amortized balance of $12,279.82. The Company is current on this obligation.

BMW Auto Finance

A car lease payment to BMW Finance in the amount of $69,538.49 at 36 monthly payments of $1,053.98 was assumed by the company. As of December 2020 there were 8 remaining payments totaling a balance of $8,430.40. On January 2021, this monthly lease expense was removed and the remaining obligation was assumed by Steven Sedlmayr.

Chestnut #1 LLC property lease

The Company leases warehouse space under a commercial operating lease from Chestnut #1 LLC which requires monthly payments of $3,629.00 and as of February 2020 the amount increased to $4,629.00. The lease has a term of two years with additional options to renew. $54,765.81 was paid in the 2020 fiscal year to Chestnut #1 LLC as property lease payments. The Company is current on all property lease payments.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Steven Sedlmayr	**President**
James Ishii	**Interim CEO (May 8th - October 31, 2020)**
Crosby Sedlmayr	**COO & Director**
Remy Sedlmayr	**Treasurer & Director**
Kiersten Landers	**Secretary & Director**
Sheldon Lu	**Director**

Steven Sedlmayr

In the early 1980's, Sedlmayr founded Advanced Displays Technology, Inc., where he pioneered the first million pixel display and patented one of the first digital laser projectors in existence, which was the basis to his second display company in the early 90's. He went through SEC registration and took the ADTI public on NASDEQ. Upon the lucrative exit of the company, Sedlmayr pursued water filtration technology by inventing a revolutionary purification process. This same process is the foundation to Divinia Water and is what gives us our competitive advantage, changing the way peopleperceive bottled water. Foreseeing future market trends and consumer demands, Sedlmayr has taken Divinia from strength to strength in its evolution from small family business to industry interrupter. Sedlmayr founded the company in 2014 and incorporated Divinia in October 2015; he has dedicated all of his full time and effort to Divinia since early 2014. He serves as the company's President (past CEO) since inception of the company, October 2015.

James Ishii

Have been mostly involved in the entertainment industry since 1972, Mr. Ishii and has been employed by several large and well-known entertainment studios and advertising firms. Since 1995 have been working on projects involving entertainment media technology and intellectual property.

Now Mr. Ishii concentrates on strategy and development of special projects on behalf of inventor companies and individuals with commercial and innovative potential. He is involved in development in connection with air/IAQ and hybrid water processing technologies. He is also involved in the archeometry/intellectual property characteristic space in the forensic, scientific and historical analysis and authentication of ancient artifacts and their provenance, merging art with technology

Mr. Ishii's specialties: IP Development and Strategy for Entertainment Media Technology and Internet. Creative programming and film and broadcast media. Virtual companies and projects. Incubating IP.

Crosby Sedlmayr

Crosby has worked alongside Steven since the inception of Divinia, becoming COO andco-founder in October 2015. From 2005 - 2008, Crosby attended Northern Arizona University where he sought a degree in mechanical engineering. From April 2012 to September 2015, Crosby was hired as a call center manager at wellness vitamin company, Melaleuca, where he supervised 25+ employees. Instrumental in the development and research of Divinia Water technology, Sedlmayr maintains the day-to-day operations/ functions of the company while driving the company forward in advanced scientific development and research and works only full time at Divinia.

Remy Sedlmayr

Remy has over 20 years of office management and bookkeeping and helped Steven take their company public in the 80's. She is instrumental in the maintenance of important documents and financial records. Remy works closely with our CPAs to make sure that Divinia is compliant in the realm of taxes, payroll, banking, etc. and is the liaison between Steven and Kiersten, helping to provide important legal documentation to the IRS, SEC, and other governmental agencies. Remy has been with Divinia full time since 2014 and became Treasurer in October 2015, when the company was officially incorporated.

Kiersten Landers

Kiersten has worked with the company since its early days and carved a role for herself as co- founder and secretary in October 2015. In July 2015, before joining Divinia, Kiersten was appointed regional sales manager for **BTH** Hospitality Group, where she lead sales efforts and assisted in the opening of a new Hilton hotel. She left in September 2015 to augment sales efforts at Divinia Water. She attended Loyola Marymount University and has a degree in Business Administration - Entrepreneurship. Kiersten works full time with the CEO in harnessing legal matters, marketing , customer service, compiling important documents, and assisting with investor relations.

Dr. Sheldon Lu

Sheldon has been a board member of Divinia since the company officially incorporated in 2015. Dr. Sheldon Lu, DMD, is a board certified periodontist.. After graduating in 2007 from University of Pittsburgh, School of Dental Medicine, Sheldon became a commissioned dental officer serving in the US Army Dental Corp. In 2012 Sheldon successfully completed his training in the specialty of periodontics from the US Army Advanced Education in Periodontics and received his specialist certificate, as well as a Master of Science degree in Oral Biology from Georgia Regent University. Since December 2015, Dr. Lu owns and operates his own practice in California.

As of December 31st, 2020 Michael "Mickey" Breen and Ron Mezzetta are no longer listed as Directors.

By the end of 2020, the Company had 7 employees. Currently, the Company has 6; this includes the current executives.

Since 2017, the Company has retained the services of BBSI, an independent HR and payroll firm. BBSI manages payroll, human resources, and all related payment and reporting of taxes.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 20% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

- Steven Sedlmayr (Remy Sedlmayr, spouse) 46.9% ownership, Common Stock

RELATED PARTY TRANSACTIONS

The company has a convertible note of $300,000 with previous board members; see Litigation and Liabilities section. The Company is currently in litigation over this note. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipated to be interest-only of $1,458.33 a month and will not start until approximately 4 months after equipment purchased is installed. This note carries warrants of 600,000 shares of Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

OUR SECURITIES

Classes of securities
Common Stock: 11,514,499
The Company is authorized to issue up to 20,000,000 shares of common stock. There are a total of 11,514,499 shares currently outstanding.

Voting Rights (of this security)

Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, otherthan elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively resumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Unless otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws, the affirmative vote of the holders of a majority of the share entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the sharesof such class or classes at a meeting in which a quorum is present shall be the act of such class orclasses, except as otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws.

Dividend Rights

The Board of Directors may from time to time declare. and the Corporation may pay dividendson its outstanding shares in the manner and upon the terms and conditions provided by Idaho law.

No distribution may be made if, after giving it effect:

a) The Corporation would not be able to pay its debts as they become due in the usual course ofbusiness; or
b) The Corporation's total assets would be less than the sum of its total liabilities plus (unless theArticles of Incorporation permit otherwise), the amount that would be needed , if the Corporationwere to be dissolved at the time of the distribution , to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Rights to Receive Liquidation Distributions See part "b" of above Rights and Preference
The rights, preferences and privileges of the holders of the company's Common Stock aresubject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Convertible Notes into Common Stock: 4

The company has a convertible note of $300,000 with board members Ron Mezzetta & Mickey Breen that is currently in litigation; see Litigation and Liabilities sections. The terms are a 5% interest charge per annum fixed. Minimum payments are anticipatedto be interest only of $1,458.33 a month and do not start until approximately 4 months after equipment purchased is installed. There is an additional $50,000 available for equipment purchases. The principal was not payable for 2 years. This note carries warrants of 600,000 Common Stock at $0.50 per share, upon exercise will which will bring in $300,000 in capital funding.

In September 2020, the Company retained an accounting firm, Deaton and Company, to conduct an internal audit on the previous year 2019. The CPA firm adjusted the below convertible notes and recommended that the below notes be converted:

The company has a convertible promissory note for $1,000 with Bruce Sanders which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

The company has a convertible promissory note for $10,000 at 8% per annum with Robin R. Kaowili which can convert into 1the equivalent amount of principal and interest earned in sharesat a strike price of $1.00 per share of Common Stock.

The company has a convertible promissory note for $10,000 at 8% per annum with Loma Kometani which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

The company has a convertible promissory note for $10,000 at 8% per annum with Steve & L.Kaui Stanfield which can convert into the equivalent amount of principal and interest earned in shares at a strike price of $1.00 per share of Common Stock.

Voting Rights of Common Stock upon conversion (of this security)

Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders.

Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, otherthan elections to office, but, if the shareholders fails to specify the number of shares such shareholder is voting affirmatively , it will be conclusively resumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote.

Unless otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws, the affirmative vote of the holders of a majority of the share entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the sharesof such class or classes at a meeting in which a quorum is present shall be the act of such class orclasses , except as otherwise provided by Idaho law or by the Articles of Incorporation or these bylaws.

Dividend Rights (include if applicable)

The Board of Directors may from time to time declare. and the Corporation may pay dividendson its outstanding shares in the manner and upon the terms and conditions provided by Idaho law.

No distribution may be made if, after giving it effect:

a) The Corporation would not be able to pay its debts as they become due in the usual course ofbusiness; or

b) The Corporation's total assets would be less than the sum of its total liabilities plus (unless theArticles of Incorporation permit

otherwise), the amount that would be needed , if the Corporation were to be dissolved at the timeof the distribution , to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Rights to Receive Liquidation Distributions See part "b" of above Rights and Preferences
The Corporation has only issued common shares of stock, of which each has the same the rightsand preferences.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase.

You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser,for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds tobelieve that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Divinia Water, Inc.

By   /s/ Steven R. Sedlmayr
Name   Steven R. Sedlmayr
:

Title: President

FINANCIAL STATEMENTS

CERTIFICATION

I, Steven R. Sedlmayr, Principal Executive Officer of Divinia Water, Inc. hereby certify that the financial statements of Divinia Water, Inc. included in this Report are true and complete in all material respects. These financial statements were generated through QuickBooks Pro and have been articulated to the best of the Company's knowledge and ability. The financial statements for 2020 were not reviewed or audited by a CPA.

_Is Steven **R.** Sedlmayr

Steven **R.** Sedlmayr

President

Divinia Water, Inc
Statement of Cash Flows
January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-$345,594
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	-$24,385
1600 Inventory Asset	$14,000
1702 Escrow account for crowdfunding	$21,899
2100 Accounts Payable	$3,068
2200 Credit Card	-$4,154
2201 Credit Card:Amazon Prime (Chase) 5846	$4
2202 Credit Card:Amazon Business Prime AmEx ***1006	-$208
2204 Credit Card:American Express Image 4129	-$3,266
2205 Credit Card:American Express Delta 61009	-$111
2206 Credit Card:American Express 31003	$3,210
2207 Credit Card:Best Buy 4862	-$1,037
2208 Credit Card:Home Depot 4133	-$197
2209 Credit Card:Home Depot cc 8494	-$56
2302 SquareUp Loan	-$31,165
2303 Square Gift Card	$1
2400 PayPal Working Capital	-$52,585
2500 ID Sales Tax Payable	-$1,667
2501 Sales Tax Agency Payable	$156
2600 Payroll Liabilities	-$8,947
2701 CIT Direct Capital Lease	-$10,542
Idaho Department of Revenue Payable	$0
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$95,982**
Net cash provided by operating activities	**-$441,576**
FINANCING ACTIVITIES	
2304 Loan Payable:NP - WCP Taping Machine	-$4,091
2305 Loan Payable:NP - North Mill	-$17,409
2306 Loan Payable:SBA-PPP Loan	$67,100
2307 SBA- Emergency Disaster Advance Loan	$10,000
2800 Shareholder Notes Payable	-$310
2809 Shareholder Notes Payable:Shareholder Loan Payable	-$3,933
2810 Shareholder Notes Payable:NP_Steven & Remy Sedlmayr	$300,000
2901 Notes Payable:Toyota Forklift	-$5,972
2905 Notes Payable:Geneva Capital-Tormach Lease	-$3,137
2910 Notes Payable:Howard Wilkins Montana Project	$114,500
3000 Retained Earnings	$0
3155 Investors:OE - Start Engine Fund Raise	$84,665
3181 Investors:OE- Jeffrey Sudman	$20,000
3200 Shareholder Distributions/Contributions - Sedlmayr	-$6,349
3205 Shareholder Distributions/Contributions - Sedlmayr:Distributions	-$18,269
3210 Shareholder Distributions/Contributions - Sedlmayr:Owners Contribution	$3,955
3215 Shareholder Distributions/Contributions - Sedlmayr:Sedlmayr personal checking	
3400 Opening Balance Equity	$0
Net cash provided by financing activities	**$540,750**

Net cash increase for period	**$85,766**
Cash at beginning of period	$38,139
Cash at end of period	**$123,905**

Thursday, Apr 29, 2021 08:13:03 PM GMT-7

Divinia Water, Inc

Profit and Loss
January - December 2020

	TOTAL
Income	
4000 Sales	70.00
4001 Sales	1,440.65
4006 Refunds	-579.13
Total 4000 Sales	**931.52**
4120 Sales of Product Income	860,858.09
4125 Services	763.66
4126 Sales Discounts	-16,765.82
4129 Refunds/Discounts *	1,604.86
4130 Unapplied Cash Payment Income	23,942.87
4400 Shipping and Delivery Income	52,551.73
NSF Charges / Income	104.00
Total Income	**$923,990.91**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5001 Supplies & Materials - COGS	138,174.57
5003 Production Supplies	3,710.67
Total 5000 Cost of Goods Sold	**141,885.24**
Total Cost of Goods Sold	**$141,885.24**
GROSS PROFIT	**$782,105.67**
Expenses	
6005 Advertising & Promotion	30,903.22
6010 Automobile Expense	109.05
6011 Fuel Expense	258.25
Total 6010 Automobile Expense	**367.30**
6030 Charitable Donation	10.00
6035 Computer and Internet Expenses	8,286.72
6040 Contract Labor	430.00
6050 Dues and Subscriptions	6,338.76
6056 Vehicle Lease Payments	25,449.16
6065 Insurance Expense	17,144.50
6066 Auto Insurance	2,882.52
Director's Insurance	1,490.71
Total 6065 Insurance Expense	**21,517.73**
6075 Meals and Entertainment	518.19
6080 Miscellaneous Expense	64.88
6085 Office Auxiliary Equipment	-465.93
6090 Office furnishings	947.62
6095 Office Supplies	5,701.32
6105 Payroll Expenses	364,323.06

	TOTAL
6110 Postage and Delivery	112.49
6111 Freight and Shipping Costs	273,680.41
6112 Shipping Damage	1,349.17
6121 Packing Supplies	5,946.06
6125 Professional Fees	
6127 Accounting Services	25,750.00
6128 Consulting	125.00
6129 Legal	150,451.54
Total 6125 Professional Fees	**176,326.54**
6130 Rent Expense	54,765.81
6135 Repairs and Maintenance	1,883.11
6140 Research and Development	1,997.53
6141 Design Software	778.77
Total 6140 Research and Development	**2,776.30**
6145 Security Expense	360.96
6155 Supplies & Small Tools	14,881.12
6158 Taxes - Sales Tax	520.76
6159 Taxes - Property	6,505.61
6165 Travel Expense	7,125.58
6166 Meals, Travel	122.10
Total 6165 Travel Expense	**7,247.68**
6170 Utilities	3,586.20
6171 Electricity	16,902.44
6172 Gas/Heat	584.62
6173 Telephone Expense	17,638.65
Total 6170 Utilities	**38,711.91**
6181 Processor Expenses	3,757.63
6200 Finance costs	
6201 Bank Conversion Charges	116.19
6202 Bank Service Charges	571.91
6203 Interest Expense	10,836.34
6205 Square Fees	17,654.07
6208 Square UP Fees	22.22
6209 Amazon Fees	5,492.98
6210 PaYPal Fees	8,141.91
6215 North Mill Loan Interest	25,337.94
Total 6200 Finance costs	**68,173.56**
6403 PayPal Refund	60.00
6700 Bad Debt	7,591.57
6991 Unapplied Cash Bill Payment Expense	10.12

Divinia Water, Inc

Profit and Loss
January - December 2020

	TOTAL
Design Softwaret	180.00
Total Expenses	**$1,129,232.84**
NET OPERATING INCOME	**$ -347,127.17**
Other Income	
7000 Interest Earned	10.00
7100 Prior Yr Corrections	2,371.79
Total Other Income	**$2,381.79**
Other Expenses	
9999 Ask My Accountant	849.28
Total Other Expenses	**$849.28**
NET OTHER INCOME	**$1,532.51**
NET INCOME	**$ -345,594.66**

Divinia Water, Inc

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 Chase - 0915	5,826.64
1003 ICCU - Checking -2216	0.00
1004 ICCU - Savings -8221	0.00
1007 ICCU - Savings *2171	0.00
1009 Bank of Idaho - 7321	22,642.00
1010 Bank of Idaho - Loan Repay - 7941	100,000.00
1012 Petty Cash	98.06
1015 Chase Business Svgs 1338	0.00
1016 Paypal Account	7,311.48
1017 Amazon	1,354.78
1494 Square Up - unshipped	-13,327.15
SquareUp-Undeposited - do not use	0.00
Total Bank Accounts	**$123,905.81**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1495 Square UP Holds	0.00
1499 Undeposited Funds	103.38
1600 Inventory Asset	14,743.54
1702 Escrow account for crowdfunding	-1,341.29
1703 Amazon Holds	0.00
Uncategorized Asset - do not use	0.00
Total Other Current Assets	**$13,505.63**
Total Current Assets	**$137,411.44**
Fixed Assets	
1805 Buildings and Improvements	104,385.63
1810 Furniture and Equipment	630,293.00
1815 Processor Assests	196,475.76
1820 Vehicles	0.00
1825 Shed	1,633.67
1826 Accumulated Depreciation	-354,213.00
Total Fixed Assets	**$578,575.06**
Other Assets	
1901 Patent Acquisition	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$715,986.50**

Divinia Water, Inc

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	49,221.76
Total Accounts Payable	**$49,221.76**
Credit Cards	
2200 Credit Card	-4,154.73
2201 Amazon Prime (Chase) 5846	4.38
2202 Amazon Business Prime AmEx ***1006	-208.86
2203 Amazon (Synchrony) 1182	0.00
2204 American Express Image 4129	-3,266.62
2205 American Express Delta 61009	1,673.06
2206 American Express 31003	3,210.33
2207 Best Buy 4862	1,588.56
2208 Home Depot 4133	1,209.88
2209 Home Depot cc 8494	-56.00
Total 2200 Credit Card	**0.00**
Total Credit Cards	**$0.00**
Other Current Liabilities	
2302 SquareUp Loan	0.00
2303 Square Gift Card	0.90
2400 PayPal Working Capital	0.00
2500 ID Sales Tax Payable	386.87
2501 Sales Tax Agency Payable	156.29
2600 Payroll Liabilities	0.00
2701 CIT Direct Capital Lease	15,380.97
Idaho Department of Revenue Payable	0.00
Total Other Current Liabilities	**$15,925.03**
Total Current Liabilities	**$65,146.79**
Long-Term Liabilities	
2300 Loan Payable	0.00
2304 NP - WCP Taping Machine	0.00
2305 NP - North Mill	93,483.22
2306 SBA-PPP Loan	67,100.00
Total 2300 Loan Payable	**160,583.22**
2307 SBA- Emergency Disaster Advance Loan	10,000.00

Divinia Water, Inc

Balance Sheet

As of December 31, 2020

	TOTAL
2800 Shareholder Notes Payable	-310.12
2801 NP - Bruce Sanders	0.00
2802 NP - K Boland/K Canning	0.00
2804 NP - Lorna Kometani	0.00
2805 NP - Robin Kaowili	0.00
2806 NP- Kaui and Steve Stanfield	0.00
2807 NP-Mickey Breen	150,637.04
2808 NP-RonMezzetta	219,797.58
2809 Shareholder Loan Payable	-149,272.29
2810 NP_Steven & Remy Sedlmayr	300,000.00
Total 2800 Shareholder Notes Payable	**520,852.21**
2900 Notes Payable	
2901 Toyota Forklift	12,029.52
2905 Geneva Capital-Tormach Lease	20,458.56
2910 Howard Wilkins Montana Project	114,500.00
Total 2900 Notes Payable	**146,988.08**
Total Long-Term Liabilities	**$838,423.51**
Total Liabilities	**$903,570.30**
Equity	
3000 Retained Earnings	-1,956,116.12
3005 Capital Stock	1,000.00
3100 Investors	
3101 OE - Sheldon Lu	300,000.00
3105 OE - Bart Kemp	25,000.00
3110 OE - Cam Fraser	120,000.00
3115 OE - Matthew Howart	25,000.00
3120 OE - Mickey Breen	120,000.00
3125 OE - Mike Nash	249,185.00
3130 OE - Ron Mezzetta	260,000.00
3135 OE - Salvador Versaggi	25,000.00
3140 OE - Thomas Skinner	25,000.00
3145 OE - Don Banducci	25,000.00
3150 OE - Ralph Stanton	92,000.00
3155 OE - Start Engine Fund Raise	574,193.62
3160 OE - Ray Steitz	3,000.00
3165 OE - Merrily Milmoe	5,001.00
3170 OE - PJ Clarke	74,876.00
3175 OE - Cliff Riley	24,847.20
3180 OE - Caron J. Harris	25,000.00
3181 OE- Jeffrey Sudman	70,000.00
3185 OE - Andrew Summerfield	29,687.49
Total 3100 Investors	**2,072,790.31**

Divinia Water, Inc

Balance Sheet
As of December 31, 2020

	TOTAL
3200 Shareholder Distributions/Contributions - Sedlmayr	-6,349.19
3205 Distributions	-18,269.87
3210 Owners Contribution	3,955.73
3215 Sedlmayr personal checking	0.00
Total 3200 Shareholder Distributions/Contributions - Sedlmayr	**-20,663.33**
3400 Opening Balance Equity	0.00
3900 Accumulated Adjustment	0.00
3901 Reclass Notes to Stock	61,000.00
Net Income	-345,594.66
Total Equity	**$ -187,583.80**
TOTAL LIABILITIES AND EQUITY	**$715,986.50**

DIVINIA WATER, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2019



Certified Public Accountants

Deaton & Company, Chartered
Certi fied   Pub li c Acco un tants
209 . W. Main • PO Box 986
Black foot, Idaho 83
221

Members of Americ;mln s111ut(of Certifi ed Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Divinia Water, Inc
Idaho Falls, Idaho

We have reviewed the accompanying financial statements of Divinia Water, Inc (a corporation) , which comprise the balance sheet as of December 31, 2019 and the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statemen ts as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of Americ a. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note A, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

DEATON & Company
Blackfoot, Idaho
April 24, 2020

DIVINIA WATER,
INC.BALANCE
SHEET DECEMBER
31, 2019

	2019
ASSETS	
CURRENT	
ASSETS	
Cash	$ 38,139
Accounts receivable, net allowance for doubtful accounts	
Other current assets	24,887
Inventories	71,293
	134,319
LONG-TERM ASSETS	
Property and equipment - at cost	
Buildings and improvement	104,386
Furniture, fixtures, and equipment	933,388
	1,037,774
Less accumulated depreciation	(420,163)
	617,611
	617,611
TOTAL ASSETS	$ 751,930
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 42,784
Deferred revenue	69,964
Current portion - Notes and lease payable	83,442
Other current liabilities	27,588
	223,778
LONG-TERM DEBT- NET CURRENT PORTION	
Note payable	135,318
Notes and lease payable	78,445
Long term - Non current portion	411,000
	624,763
TOTAL LIABILITIES	848,541

See Independent Accountant 's Review Report and Notes to Financial Statements
STOCKHOLDERS' EQUITY
Common stock, par value $0.001

Authorized 20,000,000 shares	
11,401,975 issued and outstanding	11,402
Additional paid in capital	1,311,374
Retained earnings	(968,738)
Net Income	(450,649)
TOTAL STOCKHOLDER'S EQUITY	{96,611)
TOTAL LIABILIES AND STOCKHOLDER'S EQUITY	$ 751,930

DIVINIA WATER, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
SALES	$ 757,449
COST OF SALES	351,377
	406,072
OPERATING EXPENSES	
General and administration	650,405
Sales and marketing	23,212
Research and Development	7,526
	681,143
OPERATING INCOME/LOSS	(275,071)
OTHER INCOME OR (DEDUCTIONS)	
Depreciation	(138,850)
Interest expense	(36,728)
	(175,578)
NET INCOME (LOSS)	$ (450,649)

DIVINIA WATER, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019
OPERATING ACTIVITIES	
Net income	$ (450,649)
Adjustments to reconcile Net Income to cash	
provided by operations:	
Depreciation	138,850
Inventories	(28,564)
Other current assets	(12,512)
Accounts payable	36,196
Other current liabilites	27,588
Deferred revenue	(31,777
Net cash provided by operating activities	(320,868)
INVESTING ACTIVITIES	
Purchase of property and equipment	(140,072
Net cash provided (used) by investing activities	(140,072)
FINANCING ACTIVITES	
Proceeds from long-term borrowing	193,075
Capital stock issued	409
Increase in paid in additional paid in capital	219,545
Net cash used by financing activities	413,029
NET CHANGE IN CASH	(47,911)
CASH AT BEGINNING OF YEAR	86,050
CASH AT END OF YEAR	$ 38,139
Supplemental Cash Flows Information	
Cash paid for:	
Interest	$ 36,728

See Independent Accountant's Review Report and Notes to Financial Statements

DIVINIA WATER, INC. NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Divinia Water, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of these financial statements. The Company is headquartered in Idaho Falls, Idaho.

Nature of Operations

The Company was formed in 2015. The Company's principal business activity is manufacturing hand-cratfed, purified water. Divinia Water is the result of patented purification technology that delicately removes the effects of man. The result is balanced, deuterium depleted, cellular EZ water-renatured water. This process recreates the natural formation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure, H20.

Going Concern and Management's Plans

The Company lacks significant working capital. The Company has historically relied on pre-sales of product, product sales, debt, advances from related parties, and sales of common stock for operating capital. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from it's proposed Regulation Crowdfunding campaign, and the additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from theses uncertainties.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the invoice amount. Accounts receivable are not interest bearing. Accounts receivable are considered past due based on contractual terms. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on he basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019 the company did not have any accounts receivable.

Inventories

Inventories are stated at the lower of cost {determined on the first-in, first-out basis) or market. Inventories consisted of raw materials, including bottles, boxes, lids, and shipping's supplies. As of December 31, 2019 the company had inventory in the amount of $71,293.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided for using the straight-line method over the useful lives of the assets ranging 5-7 years. Leasehold improvements are amortized using the straight-line method basis over the lesser of the useful life or the term of the lease . Depreciation expense for the year ended December 31, 2019 was $138,850.

As of December 31, 2019, property and equipment consisted of the following:

	2019
Buildings and Improvements	$ 104,386
Furniture and Equipment	598,008
Processor Build	224,827
Vehicles	108,919
Shed	1,634
Total Property and Equipment	1,037,774
Less : Accumulated Depreciation	(420,163)
Net Property and Equipment	$ 617,611

Advertising

The Company expenses all advertising costs when incurred. Advertising expense was $23,212 for the year ended December 31, 2019.

Income Taxes

The Company applies ASC 704 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if its is "more likely than not" that the position is sustainable upon examination by the relevant tax authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files it's corporate tax returns in the U.S. Federal jurisdiction and the Idaho state jurisdiction. The Company is subject to U.S. Federal and state income tax examinations by tax authorities for all periods since inception. The tax periods that remain open to examination by the federal and state jurisdictions as of December 31, 2019 covers three fiscal years from the date of filing.

NOTE A - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - **(CONTINUED)**

<u>Fair Value of Financial Instruments</u>

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. As of the date of the financial statements, the Company did not have any fair value financial instruments.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

The Company recognizes revenue from sales of water when; persuasive evidence that an agreement exists, the services has been performed, the prices are fixed and determinable and not subject to refund or adjustment, and collection of the amounts due is reasonably assured .

<u>Shipping and Handling Costs</u>

Shipping and handling cost are included in cost of goods sold at the time the related revenue is recognized.

<u>Research and Development Costs</u>

Research and development costs consists primarily of third-party product design consultants. The cost of research development and product improvement are expensed as they are incurred until the resulting product has been completed , tested, and made ready for commercial use.

NOTE B - **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash balances with various financial institutions. The balance, at times, may exceed federally insured limits. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company did not exceed the insured limit at December 31, 2019.

The Company grants credit to its customers in the normal course of business. During the year ended December 31 , 2019, the Company did not write off any customers' accounts as bad debts. There were no accounts receivable as of December 31, 2019.

NOTE C - **DEFERRED REVENUE**

The Company has entered into various contracts as of December 31, 2019, in which they were paid $69,964 and to provide goods that were not shipped.

NOTED - LOANS PAYABLE

SquareUp Loan

The Company has a loan agreement with Celtic Bank Corporation, Square Capital LLC, and Square, Inc. in the amount of $25,181 as of December 31, 2019. The loan matures in 2021 and carries an interest rate of 18.5%. The company is required to make a minimum payment in the amount of $3,392 at the end of each 60 day periods, starting November 4, 2019.

North Mill Loan

The Company has a commercial security agreement with North Mill Credit Trust in the amount of $110,892 as of December 31, 2019. The original amount was used for a stainless Steel Vapor Compression Distiller and also for additional working capital. The loan matures in 2024. The required monthly payment on the loan is in the amount of approximately $3,562. Future payments on the loan are $42,747 for 2020, 2021, 2022, 2023 and $7,125 for 2024.

PayPal Working Capital

The Company has a working capital loan agreement with PayPal Inc. via WebBank . The loan has a loan fee of
$12,514 and has interest of 30%. As of December 31, 2019 the loan balance was $52,472. The loan has a minimum payment required every 90 days of $3,625. The minimum payment is 5% of the total payment amount for loans expected to be repaid in 12 months or more and 10% of the total payment amount for loans expected to be repaid in less than 12 months, based on the Company's PayPal account history.

NOTE E - CONVERTIBLE PROMISSORY NOTES

In 2017, the Company entered a loan agreement with certain lenders in the amount of $300,000 to acquire equipment. The loan matures after 2 years on November 30, 2019 and carries an interest rate of 5%. The Company shall make interest only payments on the first day of each month following the date that is from the date on installation of the equipment. The principal amount shall be paid in full at the maturity date. As of December 31, 2019 the loan has an outstanding balance of $350,000. As of the date of the financials, this loan was still outstanding.

In 2018 the Company entered into several loan agreements with certain lenders in the total amount of $61,000. These loans mature after 1 year and carry an interest rate of 8%. As of December 31, 2019, these loans have an outstanding balance of $51,000.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company leases warehouse space under a commercial operating lease which requires monthly payments according to the lease schedule. The lease terminates in 2020. Rent expense for this lease totaled $43,457 for 2019. Future payments for 2020 are expected to be $3,629 monthly.

The Company leases a forklift for use in their warehouse. The forklift lease is for 5 years, expires in 2022 and is classified as a capital lease. Fixed assets include $27,375, which have been capitalized. Lease amortization is included in depreciation expense. Future minimum payments are $5,475 a year through 2022. The long-term obligation under the capital lease as of December 31, 2019 is $18,002.

The Company has a lease agreement with CIT Direct Capital for a logo jet and ink cups for a total amount of $32,460. The lease expires in 2020 and has monthly payments of $624 and carries an interest rate of 3.19%. As of December 31, 2019 the outstanding balance is $39,532.

The Company entered into a lease agreement with Teton Motors Inc OBA Teton Toyota for a Toyota 4Runner in the amount of $42,542 in 2018. As of December 31, 2019 the balance is $22,369. The lease expires in 2021 and is classified as a capital lease. The lease has been capitalized and the lease amortization is included in the depreciation expense. The monthly lease payment is approximately $1,063.

The Company entered into a lease agreement with BMW of Idaho Falls for a BMW in the amount of $69,538 in 2018. As of December 31, 2019 the balance was $18,892. The lease expires in 2021 and is classified as a capital lease. The lease has been capitalized and the lease amortization is included in the depreciation expense. The monthly lease payment is approximately $1,054.

The Company has a lease agreement with Geneva Capital, LLC in the amount of $19,471 as of December 31, 2019. The lease term is for 37 months that started in June 2019. The monthly amount due is $894 after the initial one time payment of $6,959.

NOTE G - RECENT ACCOUNTING PRONOUNCEMENTS

In 2016, The FASB issued ASU no. 2016-02, Leases (Topic 842). The new standard introduces a new lease model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of the ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as a result of it's lease agreements.

NOTE H - INCOME TAXES

The following table outlines income tax provision and deferred taxes:

	2019
Net Operating Loss	$ (450,649)
Valuation Allowance	450,649
Net Provision/(Benefit) for Income Tax	$

	2019
Net Operating Loss Carryover	$ (316,391)
Valuation Allowance	316,391
Net Deferred Tax Assets	$

Federal and state net operating losses start to expire in 16 years. Due to history of losses, the Company has determined that it is more likely than not that the Company will be able to utilize its net operating losses. Consequently, the Company has applied full valuation allowance.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

NOTE I - RELATED PARTY TRANSACTION

The Company owes back salaries to officers. Management intends to offset back salaries against loans and distributions to officers.

NOTE J - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 24, 2020 the date the financial statements were available to be issued.

DIVINIA WATER, INC
Financial Statements (Unaudited) and Independent Accountant's Review
ReportDecember 31, 2018

Divinia Water, Inc Index
to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an
integral part of these financial statements.
-2-

See Independent Accountant's Review Report

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 - 2809
W: setapartfs.com

To the Board of Directors of
Divinia Water, Inc
Idaho Falls, Idaho

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Divinia Water, Inc (the "Company,"), which comprise the balance sheets as of December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018, and the related notes to the financial statements. A review includes primaril y applyin g analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of Ame rica; this includes design , implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the ATCPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompan ying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
04/29/201 9
,Cla

DIVINIA WATER, INC
BALANCE SHEETS
FOR THE PERIODS ENDED DECEMBER 31, 2018
(un audited)

	December 31, 2018
ASSETS	
Current Assets	
Cash and Cash Equivalents	86,050
Inventory	42,729
Other Current Assets	12,375
Total Current Assets	141,154
Fixed Assets	
Furniture, Equipment , Vehicles , Leasehold Improvements, net	616,389
Deferred Tax Asset	
Total Non Current Assets	616 ,389
TOTAL ASSETS	**$ 757,542**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	6,588
Credit Cards	
Long Term Loan-Current Portion	6,323
Other Current Liabilities	101,741
Total Current Liabilities	114,652
Non-Current Liabilities	
Loan Payable	21,899
4Runner Loan	35,364
BMW Loan	37,943
Long Term Loan- Non Current Portion	413,600
Total Non-Current Liabilities	508,806
Total Liabilities	623,459
Equity Common Stock, par value $0.001 20,000,000 shares authorized , 10,992,815 issued and outstanding	10,993
Additional Paid In Capital	1,091,829
Retained Earnings	(694,077)
Net Income	(274,661}
Total Equity	134 ,084
TOTAL LIABILITIES & EQUITY	**$ 757,542**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DTVINIA WATER, INC
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED DECEMBER 31, 2018
(unaudited)

		December 31, 2018		December 31, 2017
Revenue	$	549,060	$	183,713
Cost of Goods Sold		192,751		116,793
Gross Margin		356,309		66,920
Expenses				
Advertising and Marketing		21,641		1,136
General and Administrative Expenses		224,744		580,943
Research and Development		5,701		
Total Expense		252,086		582,079
Operating Income/(Loss)		104,223		(515,159)
Depreciation		(119,213)		(2,775)
Non Operating Expenses				
Interest Expense		(23,142)		(3,825)
Interest Earned		2		90
Total Other Income (Expense)		(142,353)		(3,735)
Deferred Income Taxes		(236,530)		130,520
Net income/(Loss)	$	(274,661)	$	(391,149)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DIVINIA WATER, INC STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE PERIODS
ENDED DECEMBER 31, 2018
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2017	10,872,089	$ 10,872	$ 1,416,313	$ (694,077)	$ 733,108
Contributions	120,726	121			121
Return of Capital			(324,484)		(324,484)
Net loss				(274,661)	(274,661)
December 31, 2018	**10,992,815**	*$* **10,993**	*$* **1,091,829**	*$* **(968,738)**	*$* **134,084**

See Independent Accountant's Review
Report and accompanying notes, which are
an integral part of these financial statements.
- 5 -

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

DTVINIA WATER, INC
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Cash flows from operating activities	
Net income	$ (274,661)
Depreciation	119,213
Bad debt expense	
Gain on settlement of liabilities	
Deferred Taxes	236,530
Stock Based Compensation	
Total Adjustments to reconcile Net Cash Provided	
By Operations:	
Account Receivables	

Inventory	(68)
Other Current	(12,375)
AssetsAccount	281
Payables Credit	
Cards Deferred	
Revenue	101,741
Other Current Liabilities	
Other Assets	**170,662**

Net Cash Provided By Operating Activities:

Cash flows from Investing ActivitiesSale
  of property and equipment

Purchase of property and equipment	(292,582)
Issuance of notes receivables	
Net Cash used in investing activities	**(292,582)**

Cash flows from Financing activities

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 7 -

Loans Payables		(24,463)
Shareholders Loans		430,845
Issuance of stock		121
Return of Capital		(324,484)
Net cash received from financing activities		**82,019**
Net (decrease) increase in cash and cash equivalents		(39,900)
Cash and cash equivalents at beginning of period		125,951
Cash and cash equivalents at end of period		**$ 86,051**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 8 -

NOTE I - NATURE OF OPERA TTONS

Divinia Water, Inc. was formed on October 29, 2015 ("Inception ") The financial statements of Divinia Water , Inc (which may be referred to as the "Comp any", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company' s headquarters are located in Idaho Falls, Idaho.

The Company's principal business activity is manufacturing hand-crafted, purified water. Divinia Water is the result of patented purification technology that delicately removes the effects of man. The result is balanced, deuterium depleted , cellular EZ water-renatured water. This process recreates the natural fonnation of water far beneath the earth's surface, where hydrogen and oxygen from heat and rock combine to make clean, pure, H20.

Going Concern and Management's Plans
The Company lacks significant working capital. We have historically relied on pre-sales of product, productsales, debt, advances from related parties, and sales of common stock for operating capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign , and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development , which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Hstimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when availa ble. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Leve l1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent infonnation available to management as of December 31, 2018 and 2017. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flo ws, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Account Receivables
Accounts receivable are carried at the invoiced amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As ofDecember 31, 2018, the Company had no account receivables.

Inventory
Inventories consist of raw materials , including bottles, boxes, lids, and shipping supplies. All inventories are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) basis. As of December 31, 2018, the Company had inventory in the amount of $42,729.

Property and Hquipment
Property and equipment is recorded at cost. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful lives or the term of the lease. Depreciation expense for the years ended December 31, 2018 was $119,212.99

As of December 31, 2018, property and equipment consisted of the following:

	2018
Buildings and Improvements	$ 101,371
Furnitures and Equipment	522,724
Processor Build	163,054
Vehicles	108,919
Shed	1,634
Total property and equipment	897,702

See accompanying Independent Accountant's Review
Report

Accumulated Depreciation		(281,313)
Total	$	616,389

Intangible Assets-Patent
The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patent are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years.

The Company uses patented technology. The patent is held by Remy and Steve Sedlmayr, the majority shareholder of the Company. Divinia Water, Inc. has exclusive right to utilize the patent.

Revenue Recognition
The Company recognizes revenue from sales of water when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Shipping and Handling Costs
Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising
The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the year ended December 31, 2018 was $21,641.

Research and Development
We incur research and development costs during the process of researching and developing us product and future offers. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences behveen the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect ta-xable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred ta-x assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Idaho state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The tax periods that remain open to examination by the federal and state jurisdictions as of December 31, 2018 covers three fiscal years from the date of filing.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE3-DEBT

Convertible Promissory Notes
On November 30, 2017, the company entered a loan agreement with certain lenders in the amount of $300,000 to acquire Equipment. The loan matures after 2 years on November 30, 2019 and carries an interest rate of 5%. Borrower shall make interest only payments on the first day of each month following the date that is for months from the date of installation of the equipment. The principal amount shall be paid in full at the maturity date. As of December 31, 2018, the loan has an outstanding balance of $350,000.

On April 3, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $10,000. The loan matures after I year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $10,000.

On April 4, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $10,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $10,000.

On May 24, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $30,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $30,000.

On July 10, 2018, the company entered a convertible promissory note agreement with a certain lender in the amount of $1,000. The loan matures after 1 year and carries an interest rate of 8%. As of December 31, 2018, the loan has an outstanding balance of $1,000.

Paypal Working Capital
On Augist 24, 2018, the company received PayPal working capital loan in the amount of $23,500. The loan has a fee of $4,265, bringing the total repayment amount to $27,765. The loan is to be repaid through 30% of sales deduction from company' s merchant account every time a sale is processed through PayPal and thecompany is required to make an average daily payment of$156 for 177 days.

As of December 31, 2018, the PayPal working capital loans outstanding balance is $12,667.

Loans Payables

BMW Loan
On August 8, 2018, the company signed a loan agreement in the amount of $25,000 with BMW Financial Services NA, LLC. The loan matures on August 8, 2021 and is secured by a 2018 BMW 640XI. The company is required to make the first monthly payment of $1,053.98 starting August 8, 2018, followed by 35 payments of $1,053.98 for a total of $37,943.28. As of December 31, 2018, the outstanding balance of the loan is $37,943.28.

SquareUp Loan
On September 4, 2018, the company signed another loan agreement with Celtic Bank Corporation , Square Capital LLC, and Square, Inc in the amount $27,000. The loan matures on March 4, 2020 and carries an interest rate of 14%. The company is required to make a minimum payment in the amount of $1,710 at the end of each 60 days periods, starting September 6, 2018.

As of December 31, 2018, the outstanding balance of both SquareUp loan is $16,607

North Mill Loan
On December 3, 2018, the company entered a commercial security agreement with North Mill Credit Trust in the amount of $125,000. $69,923 of that amount was used for a Stainless Steel Vapor Compression Distiller and $55,077 was applied to working capital. The loan matures after months. The required monthly payment on the loan is in the amount of $3,562.25, starting April 1, 2019. Future payments on the loan are $32,060 for 2019, $42,747 for 2020, $42,747 for 2021, and $10,687 for 2022.

NOTE 5 - STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with $0.001 par value. As of December 31, 2018, 10,992,815 shares are issued and outstanding for a consideration of $10,993.

NOTE 6- INCOME TAX

The following table outlines income tax provision and deferred taxes:

	2018
Net Operating Loss	$ (38,131)
Valuation Allowance	274,661
Net Provision/(Benefit) for Income Tax	$ 236,530

	2018
Net operating Loss carryover	$ 278,260
Valuation allowance	(278,260)
Net Deferred Tax Assets	$

Federal and state net operating losses start to expire in 17 years. Due to history of losses, the Company has determined that it is more likely than not that the Company will be able to utilize its net operating losses. Consequently, the Company has applied full valuation allowance.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018, the Company had no m1recognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2018, the Company had no accrued interest and penalties related to uncertain ta-x positions.

NOTE 7- RELATED PARTY TRANSACTIONS

The company owes back salaries to officers and management intends to offset those against loans and distributions to officers.

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers.* The Company adopted ASU No. 2014-09 on January **1,** 2018.

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes.* ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company leases warehouse space under a commercial operating lease which requires monthly payments according to the lease schedule. The lease terminates in 2020. Rent expense for this lease totaled approximately $42,707 for 2017 and $20,227 for 2016. Future rental payments required under this lease arc $42,368 for 2018, $43,457 for 2019 and $3,629 for 2020.

As of December 31, 2018, rent expense was in the amount of $43,254.

The Company leases a forklift for use in their warehouse. The forklift lease, which is for 5 years, expires in 2022 and is classified as a capital lease. Fixed assets include $27,375 which have been capitalized. Leaseamortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under the capital lease with initial or remaining terms in excess of one year consisted of the following:

Year	Obligation
2019	$ 5,475
2020	5,475
2021	5,475
2022	5,475
Total minimum lease payments	$ 21,900
Amount representing interest	
Present value of future	
minimum lease payments	21,900
Less - current maturities	
Long Term obligation under	(5,475)
capital lease	$ 16,425

See accompanying Independent Accountant's Review
Report

On September 24, 2018, the Company entered a lease agreement with CIT Direct Capital for a logo jct and ink cups for a total amount of $32,460. The lease expires after 45 monthly payments of$624 and carries an interest rate of 3.19%. As of December 31, 2018, the company outstanding balance on this loan is in the amount of $50,119.

On October 8, 2018, the Company entered a lease agreement with Teton Motors Inc DBA Teton Toyota for a Toyota 4runner in the amount of $42,542.4 The lease expires after 3 years in 2021 and is classified as a capital lease. The lease has been capitalized and the lease amortization is included in depreciation expense.

Future minimum payments , by year and in the aggregate, under the capital lease with initial or remaining terms in excess of one year consisted of the following:

Year	Obligation
2019	$ 848
2020	899
2021	953
2022	925
Total minimum lease payments Amount representing interest	$ 3,625
Present value of future minimum lease payments	3,625
Less - current maturities	(848)
Long Term obligation under capital lease	$ 2,777

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 29, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See accompanying Independent Accountant's Review
Report